Exhibit 21

Accentia Biopharmaceuticals, Inc. (“Accentia”) has three direct and indirect subsidiaries:

1.	Accentia holds all of the issued and outstanding equity securities of TEAMM Pharmaceuticals, Inc. d/b/a Accentia Pharmaceuticals, a Florida corporation.

2.	Accentia holds all of the issued and outstanding equity securities of Accentia Biotech, Inc. f/k/a Analytica International, Inc., a Florida corporation.

3.	Accentia holds approximately 60% of the issued and outstanding equity securities of Biovest International, Inc., a Delaware corporation.